

December 9, 2020

Charles R. Brown, II
Executive Vice President and Chief Financial Officer
Forterra, Inc.
511 East John Carpenter Freeway
6th Floor
Irving, TX 75062

> **Re: Forterra, Inc.**
> **Form 10-K for the period ended Decmember 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-37921**

Dear Mr. Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K filed February 27, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2019 as Compared to the Year Ended December 31, 2018, page 44

1. We note your narratives disclosing the change in Net Sales and Cost of Goods sold and other captions for the year ended December 31, 2019. Several of the drivers you discuss appear to offset. For example, you note that higher average selling prices are offset by lower shipment volumes. The impacts of material variances in identified components that offset each other should be separately disclosed, quantified, and discussed rather than netting them. Please provide us with examples of your intended disclosures based on current financial results. Refer to FR-72 for additional guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing